Exhibit 99.1

Volvo: Umea's 2006 Eco-Award Goes to Volvo's Cab Factory

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 19, 2006--The Volvo Trucks (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) cab factory in Umea has received the local authority's eco-award for 2006. In its statement, the local authority cites the company's long-term environmental investments which have resulted in a reduction in the emission of carbon dioxide and solvents.

Environmental Affairs manager Kjell Arne Haggstrom and Public Relations manager Thor Persson of Volvo Trucks received the award at a ceremony in connection with a meeting of the local authority council.

"We have the world's cleanest paintshop and we will continue with a firm focus on our pro-environmental work. Within a few years, we will be a carbon dioxide-free factory", said Thor Persson at the awards ceremony.

The jury's statement: "Volvo Trucks has done admirable work on behalf of the environment and in support of sustainable development, with consequences that are felt both locally and globally through reductions in carbon dioxide and solvent emissions. The aim is to continue to be the world's cleanest paintshop in its industry and in the near future a factory entirely free of fossil fuels will put Volvo Trucks Umea on the map of innovative pace-setters."

Umea municipality's eco-award was inaugurated in 2000. This year the jury received 10 proposals for evaluation. The award totals 10,000 Swedish kronor.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Trucks
Claes Claeson, +46 31-66 39 08
or +46 708 - 36 39 08